O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFINERMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2289

October 29, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Geoff Kruczek, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 1 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman
Filed October 8, 2013
File No. 005-86816
Revised Preliminary Proxy Statement on Schedule 14A
Filed October 8, 2013
File No. 000-54646

Dear Mr. Kruczek:

On behalf of Xstelos Holdings, Inc. (the “Company”) and Mr. Jonathan M. Couchman, we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2013 (the “Staff Letter”) with regard to the Company’s and Mr. Jonathan M. Couchman’s Schedule 13E-3 and the Company’s Preliminary Proxy Statement on Schedule 14A.  We have reviewed the Staff Letter with the Company and Mr. Couchman and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

Amended Schedule 13E-3

1.
We note your response to prior comment 1; however, it continues to be unclear from that response how you concluded that Mr. Couchman is, but Messrs. Finerman and Scheiwe are not, engaged in this going-private transaction.  For example, you acknowledge that Messrs. Finerman, Scheiwe and Couchman were affiliates prior to the transaction and will continue in their current capacities after the transaction, with minimal changes to their beneficial ownership.  Given this, it is unclear why you believe Messrs. Finerman and Scheiwe will not be in a position to control following the transaction, but Mr. Couchman will be in such a position.  Accordingly, and considering that it continues to be unclear from your disclosure who was principally involved in proposing, negotiating and structuring the transaction, it continues to appear that Messrs. Finerman and Scheiwe should also be filing persons.  Please expand your response and revise your disclosure accordingly.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 29, 2013

We respectfully acknowledge the Staff’s comment and continue to believe that the reason that Mr. Couchman, on the one hand, and Messrs. Finerman and Scheiwe, on the other hand, should be treated differently with respect to control following the Reverse/Forward Stock Split is the disparity between Mr. Couchman’s beneficial ownership of approximately 50.7% of the Company’s Common Stock (inclusive of options to purchase 2,500,000 shares of Common Stock) and actual ownership of approximately 45.58% of the Company’s Common Stock, and Mr. Finerman’s, 1.78% ownership and Mr. Scheiwe’s less than 1% ownership.  In a No-Action Letter for American Standard in 1972, the SEC stated, “a person's status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons. His status as an officer, director or 10% shareholder is one fact which must be taken into consideration, but, as you recognize, an individual's status as a control person or as a member of a controlling group is still a factual question which must be determined by considering other relevant facts in accordance with the test set forth in Rule 405 under the Act.”  Additionally, it is generally accepted practice that a company is in the best position to determine who is a control person.  While Messrs. Finerman and Scheiwe are directors, as a result of Mr. Couchman’s stock ownership, as well as his position as a Director and sole officer, Messrs. Finerman’s and Scheiwe’s position as directors is not necessarily determinative as to whether they are in control of the Company.

The Company’s Certificate of Incorporation provides that directors are to be elected by a plurality of the votes voted at a Meeting of Stockholders.  Given Mr. Couchman’s beneficial ownership of approximately 50.7% of the Company’s Common Stock (inclusive of options to purchase 2,500,000 shares of Common Stock) and actual voting control of approximately 45.58% of the Company’s Common Stock, Mr. Couchman is clearly a control person of the Company and given the plurality voting standard in the election of directors, has the power to vote at a Meeting of Stockholders to effectively elect directors other than the incumbents.  Due to their limited stock ownership, Messrs. Finerman and Scheiwe do not have this power and as a result do not have control of the Company.  Accordingly, it is the Company’s position that they should not be deemed filing persons for purposes of the Company’s and Mr. Couchman’s joint Schedule 13E-3 filing.

The plurality standard for electing directors as contained in the Company’s Certificate of Incorporation is a lesser standard than the majority of the outstanding vote standard required to approve the Reverse/Forward Stock Split.  As such, while Mr. Couchman could effectively “vote out” Messrs. Finerman and Scheiwe, he cannot, without the approval of some unaffiliated stockholders, approve the Reverse/Forward Stock Split.

October 29, 2013

Revised Preliminary Proxy Statement on Schedule 14A

2.	We note your revisions in response to prior comment 3. Please also revise the proxy card to clearly mark it as preliminary copy.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have clearly marked the proxy card to state “Preliminary Proxy.”

Background of the Reverse/Forward Stock Split, page 15

3.
We note revisions in response to prior comments 14, 15 and 27; however, those revisions continue to lack detail regarding the nature of the discussions you mention.  For example, it continues to be unclear who proposed each strategic alternative and the Reverse/Forward Stock Split, when they were proposed, and any material negotiations or discussions that occurred with respect to each alternative and the stock split.  This includes the “informal” discussions you mention and “formal” discussion that took place on August 13, 2013, including why and who decided to have that particular discussion be “formal.”  Also, you mention questions directed to Mr. Couchman, but the nature of those questions is unclear and there is no indication of what answers he provided, including the disclosed vague questions regarding “timing” and “consequences.”  There is also minimal detail regarding the “debate” and “discussion” that ensued concerning alternative split ratios and premiums.  Please revise substantially.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to more substantially describe the Background of the Reverse/Forward Stock Split.

4.
We note your revisions in response to prior comment 19.  Please revise to clarify why periods longer than 20 days were determined as “not to be reflective” of the company’s current market value and why the 20-day period is reflective of that value.  Also clarify what you mean by “market value,” how you determined that amount and how it relates to your conclusions regarding fairness of the transaction.  It continues to be unclear from your disclosure why the high and low trading and closing prices for the prior 20 days provide an appropriate indication of value any more so than any other time period.  It also continues to be unclear how you determined the amount of the premium, including the material factors underlying that decision and how those factors relate to that amount.  While we note your statement here about providing “additional value” and on page 32 about “limited trading volume,” it is unclear how those factors relate to the premium you intend to pay, as well as to what “alternative premiums” were considered and why those were rejected.  If the Board simply picked the methodology and premium without discussion, debate or analysis regarding other methods and premiums, please ensure your disclosure does not state or imply the contrary.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to more substantially describe the process of determining the methodology and premium determined.

October 29, 2013

5.
It appears from your revisions in response to prior comment 20 that you did not consider the factors noted on page 20 simply because (1) you did not want to pay to obtain the resulting valuation, as opposed to your belief as to the materiality of the factors; and (2) you believe that stockholders could effectively “opt out” of the transaction by purchasing more shares if they did not like the terms you were offering.  Please confirm that understanding and revise your disclosure, as appropriate.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe its reasons for not obtaining a valuation opinion.

6.	Please revise to address the last sentence of prior comment 22. Also revise to clarify how you determined that “neither value was a true reflection of the Company’s value.”

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe why it did not rely on Net Book Value.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 31

7.
We reissue prior comment 6, given your disclosure here and the first three paragraphs on page 36 continues to refer to “all” stockholders.  Please also revise your reference on page 41 to the “structural fairness” conclusion adopted by Mr. Couchman.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to state the fairness in determination to each unaffiliated stockholder.

Procedural Fairness, page 34

8.
We note your response to prior comment 25; however, it continues to be unclear how your board determined the transaction is procedurally fair to unaffiliated shareholders in light of the factors noted in that comment.  While your response refers to a thorough discussion and diligent review by your directors, such discussion and review is not evident from your disclosure.  Your disclosure also does not include the substance of the third bullet of your response.  Additionally, it is unclear how the discussion and review you mention, as well as the other factors you note, was determined to outweigh the factors noted in our prior comment.  Please revise.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe the procedural fairness.

October 29, 2013

9.
Please revise to address the last sentence of prior comment 28.  Also, it continues to be unclear what “structural fairness” exist or “safeguards that the Board put into place,” as noted in prior comment 29, particularly in light of the number of votes held by your affiliates and your decision to not retain a financial advisor.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe the procedural fairness.

Attached as Exhibit A hereto is a letter from the Company and Mr. Couchman containing the acknowledgments requested at the conclusion of the Staff Letter.  We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2289, by email at afinerman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

Sincerely,

/s/ Adam Finerman

Adam Finerman

cc:           Jonathan M. Couchman

EXHIBIT A
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020

October 29, 2013
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.

Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Amendment No. 1 to Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman
Filed October 8, 2013
File No. 005-86816

Revised Preliminary Proxy Statement on Schedule 14A
Filed October 8, 2013 File No. 000-54646

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated October 21, 2013, with regard to the above-referenced filing.  Each of myself and Xstelos Holdings, Inc. (the “Company”) acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jonathan M. Couchman
Jonathan M. Couchman

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Name:	Jonathan M. Couchman
Title:	President, Chief Executive Officer, and Chief Financial Officer